FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated November 12, 2004, entitled, “Grupo Santander completed acquisition of Abbey National.”

2	Material Fact dated November 12, 2004, regarding the resignation of D. Emilio Botín and D. Juan Rodríguez Inciarte as directors of the Royal Bank of Scotland, and of Sir George Mathewson as director of Banco Santander Central Hispano, S.A.

Item 1

Grupo Santander completed acquisition
of Abbey National

Madrid, 12 November 2004 - Grupo Santander announces that its acquisition of Abbey National was completed today. Abbey is now a 100%-owned affiliate of Grupo Santander.

The acquisition was implemented through the handing-over of one new Banco Santander share for each share of Abbey ordinary stock. The value of the share capital increase carried out to realize this transaction amounted to 12,541 million euros.

Grupo Santander Chairman Emilio Botín stated:

“The acquisition of Abbey places us among the 10 leading banks in the world by market capitalisation. We are increasing not just our size but also our diversification in terms of both countries and currencies. We have achieved an excellent position as the largest bank in Spain and the Eurozone and as the leading financial group in Latin America. We are now in the premier league of international banking. This acquisition is proof of the strength of our share, the currency of exchange in the largest cross-border acquisition in European banking to date. The purchase of Abbey will create value for Grupo Santander shareholders and at the same time benefit our customers and employees”.

Abbey Chairman Lord Burns stated as follows:

“This is a momentous day in Abbey’s 155-year history. Abbey has always changed with the times, and has a track record of breaking new ground. Banco Santander will build on this heritage, and provide the support and know-how to accelerate our plans and ambitions in the UK. Under Santander´s ownership, Abbey will emerge as a stronger, more competitive force on the high street. The combination of the two banks will make for a powerful force in UK financial services and deliver substantial benefits for shareholders, customers and employees”.

It is anticipated that the new Santander shares issued to carry out this acquisition will be admitted for stock market listing on 15th November, with trading commencing on 16th November.

Comunicación Externa Ciudad Grupo Santander - Edif. Arrecife - 3S - 2[a] Plta. 28660 Bodilla del Monte (Madrid) Tel.: 34 91 289 5188 Fax: 34 91 257 1039

1

Back to Contents

Item 2

MATERIAL FACT

In relation to its proposed acquisition of Abbey National Plc (“Abbey”), Banco Santander Central Hispano, S.A. (“Banco Santander”) informed the European Commission that it had agreed with The Royal Bank of Scotland Group plc (“RBS”) to procure the resignations of their respective directors on each other’s board of directors with effect from the completion of the acquisition by Banco Santander of Abbey. This acquisition completed today and accordingly, Mr Emilio Botín and Mr Juan Rodríguez Inciarte have today resigned from the boards of RBS, The Royal Bank of Scotland plc and National Westminster Bank PLC. Sir George Mathewson has also resigned with immediate effect from the board of Banco Santander.

Madrid, November 12, 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: November 15, 2004	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President